UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A1

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Global Indemnity plc
(Name of Issuer)

Class A Ordinary Shares, $0.0001 Par Value
(Title of Class of Securities)

G39319101
(CUSIP Number)

November 28, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                ☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G39319101

1.	Names of Reporting Persons. Essex Equity Joint Investment Vehicle, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
	5.	Sole Voting Power -0-
Number of Shares Beneficially	6.	Shared Voting Power 1,838,503
Owned by Each Reporting Person With:	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,838,503
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,838,503
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.
Percent of Class Represented by Amount in Row (9)

10% (based on 18,381,059 Class A Ordinary Shares outstanding as of November 4, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011  filed with the Securities and Exchange Commission on November 9, 2011)

12.	Type of Reporting Person (See Instructions) OO

CUSIP NO. G39319101

1.	Names of Reporting Persons. Essex Equity Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
	5.	Sole Voting Power -0-
Number of Shares Beneficially	6.	Shared Voting Power 1,838,503
Owned by Each Reporting Person With:	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,838,503
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,838,503
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.
Percent of Class Represented by Amount in Row (9)

10% (based on 18,381,059 Class A Ordinary Shares outstanding as of November 4, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011  filed with the Securities and Exchange Commission on November 9, 2011)

12.	Type of Reporting Person (See Instructions) OO

CUSIP NO. G39319101

1.	Names of Reporting Persons. Basil Maher
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
	5.	Sole Voting Power -0-
Number of Shares Beneficially	6.	Shared Voting Power 1,838,503
Owned by Each Reporting Person With:	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,838,503
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,838,503
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.
Percent of Class Represented by Amount in Row (9)

10% (based on 18,381,059 Class A Ordinary Shares outstanding as of November 4, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011  filed with the Securities and Exchange Commission on November 9, 2011)

12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. G39319101

1.	Names of Reporting Persons. M. Brian Maher
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
	5.	Sole Voting Power -0-
Number of Shares Beneficially	6.	Shared Voting Power 1,838,503
Owned by Each Reporting Person With:	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,838,503
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,838,503
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.
Percent of Class Represented by Amount in Row (9)

10% (based on 18,381,059 Class A Ordinary Shares outstanding as of November 4, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011  filed with the Securities and Exchange Commission on November 9, 2011)

12.	Type of Reporting Person (See Instructions) IN

Item 1(a).                      Name of Issuer:
Global Indemnity plc

Item 1(b).	Address of Issuer's Principal Executive Offices:
Arthur Cox Building, Earlsfort Terrace, Dublin 2, Ireland

Item 2(a).	Name of Person Filing:
This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”).

(i)	Essex Equity Joint Investment Vehicle, LLC, a Delaware limited liability company (the “Essex Fund”);

(ii)	Essex Equity Capital Management LLC, a Delaware limited liability company and the investment manager of the Fund (the “Investment Manager”);

(iii)	Basil Maher, a United States citizen (the “First Individual Reporting Person”); and

(iv)	M. Brian Maher, a United States citizen (the “Second Individual Reporting Person”).

Item 2(b).	Address of Principal Business Office:

The address of the principal business office of (i) the Essex Fund and the Investment Manager is c/o Essex Equity Capital Management,  LLC, 375 Hudson Street, 12th Floor, New York, New York 10014 and (ii) the First Individual Reporting Person and the Second Individual Reporting Person is c/o Essex Equity Capital Management, LLC, 70 South Orange Avenue, Suite 105, Livingston, New Jersey 07039.

Item 2(c).	Citizenship:

The citizenship of each of the Reporting Persons is set forth above.

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, $0.0001 Par Value (the “Shares”)

Item 2(e).	CUSIP Number:

G39319101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

Not applicable

Item 4.	Ownership:

(a), (b), (c)  The information set forth in Rows 5 through 9 and 11 of the cover page hereto for each of the Reporting Persons is incorporated herein by reference.

The 1,838,503 Shares reported are owned directly by the Essex Fund.

Each of Basil Maher and M. Brian Maher, as a member of the investment committee of the Investment Manager, may be deemed to be a beneficial owner of the Issuer’s securities held by the Essex Fund.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2011	ESSEX EQUITY JOINT INVESTMENT VEHICLE, LLC By Essex Equity Capital Management, LLC, its Investment Manager
By: /s/ John Liu Name: John Liu Title: Chief Executive Officer

Dated: November 30, 2011	ESSEX EQUITY CAPITAL MANAGEMENT, LLC
By: /s/ John Liu Name: John Liu Title: Chief Executive Officer

Dated: November 30, 2011	BASIL MAHER
/s/ Basil Maher

Dated: November 30, 2011	M. BRIAN MAHER
/s/ M. Brian Maher

EXHIBIT INDEX

A.	Joint Filing Agreement dated November 30, 2011 by and among Essex Equity Joint Investment Vehicle, LLC, Essex Equity Capital Management, LLC, Basil Maher and M. Brian Maher

EXHIBIT A

JOINT FILING AGREEMENT

PURSUANT TO SECTION 240.13D-1(K)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: November 30, 2011	ESSEX EQUITY JOINT INVESTMENT VEHICLE, LLC By Essex Equity Capital Management, LLC, its Investment Manager
By: /s/ John Liu Name: John Liu Title: Chief Executive Officer

Dated: November 30, 2011	ESSEX EQUITY CAPITAL MANAGEMENT, LLC
By: /s/ John Liu Name: John Liu Title: Chief Executive Officer

Dated: November 30, 2011	BASIL MAHER
/s/ Basil Maher

Dated: November 30, 2011	M. BRIAN MAHER
/s/ M. Brian Maher